Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-258821

ARES PRIVATE MARKETS FUND

Supplement dated October 4, 2023
to the Prospectus
for Class A, Class D and Class I Shares dated June 30, 2023,

as supplemented to date

This supplement contains information that amends, supplements or modifies certain information contained in the Prospectus of Ares Private Markets Fund (the “Fund”) dated June 30, 2023, as supplemented to date. This supplement is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission and is available free of charge at www.sec.gov or by calling 1-866-324-7348. Capitalized terms used in this supplement have the same meanings as in the Prospectus unless otherwise stated herein.

On September 26, 2023, the Board of Trustees of the Fund, including a majority of the Independent Trustees, approved amending the Fund’s Investment Advisory and Management Agreement to eliminate the reset mechanism in the Loss Recovery Account maintained to determine the Incentive Fee, if any, payable by the Fund. As a result, the Fund’s net losses maintained on its Loss Recovery Account will not be reset after July 1, 2023. The following changes are made to the Prospectus:

The third paragraph of the section entitled “Advisory Fee” in the Summary of Offering Terms is deleted in its entirety and replaced with the following:

The services of all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser. The Fund bears all other costs and expenses of its operations and transactions as set forth in its investment advisory and management agreement with the Adviser (as amended from time to time, the “Investment Advisory and Management Agreement”).

* * *

The fourth paragraph of the section entitled “Incentive Fee” in the Summary of Offering Terms is deleted in its entirety and the sixth and seventh paragraphs of the section are deleted in their entirety and replaced with the following:

Any Incentive Fee payable by the Fund that relates to an increase in value of the Fund’s investments may be computed and paid on gain or income that is unrealized, and the Adviser is not obligated to reimburse the Fund for any part of an Incentive Fee it previously received. If a Fund investment with an unrealized gain subsequently decreases in value, it is possible that such unrealized gain previously included in the calculation of an Incentive Fee will never become realized. Thus, the Fund could have paid an Incentive Fee on income or gain the Fund never received.

Prior to September 26, 2023, the Loss Recovery Account was permitted to be reset on a trailing four-quarter measurement period, with such measurement period commencing at the conclusion of the first calendar quarter of the Fund’s operations (i.e., June 30, 2022). As a result, the only reset of the Loss Recovery Account occurred on June 30, 2023. The Fund’s net losses maintained on its Loss Recovery Account will not be reset after July 1, 2023.

* * *

The last sentence of the seventh footnote of the fee table in the section entitled “Summary of Fees and Expenses” is deleted in its entirety and replaced with the following:

The Expense Limitation Agreement has a term ending on November 1, 2024, and the Adviser may extend the term for a period of one year on an annual basis, subject to the approval of the Board, including a majority of the Independent Trustees.

* * *

The second paragraph of the section entitled “Risks—Incentive Fee” is deleted in its entirety and replaced with the following:

Any Incentive Fee payable by the Fund that relates to an increase in value of the Fund’s investments may be computed and paid on gain or income that is unrealized, and the Adviser is not obligated to reimburse the Fund for any part of an Incentive Fee it previously received. If a Fund investment with an unrealized gain subsequently decreases in value, it is possible that such unrealized gain previously included in the calculation of an Incentive Fee will never become realized. Thus, the Fund could have paid an Incentive Fee on income or gain the Fund never received. See “Investment Advisory and Management Agreement—Incentive Fee” and “–Incentive Fee Examples.”

* * *

The fourth paragraph in the section entitled “Investment Advisory and Management Agreement—Incentive Fee” is deleted in its entirety and the sixth and seventh paragraphs of the section are deleted in their entirety and replaced with the following:

Any Incentive Fee payable by the Fund that relates to an increase in value of the Fund’s investments may be computed and paid on gain or income that is unrealized, and the Adviser is not obligated to reimburse the Fund for any part of an Incentive Fee it previously received. If a Fund investment with an unrealized gain subsequently decreases in value, it is possible that such unrealized gain previously included in the calculation of an Incentive Fee will never become realized. Thus, the Fund could have paid an Incentive Fee on income or gain the Fund never received.

Prior to September 26, 2023, the Loss Recovery Account was permitted to be reset on a trailing four-quarter measurement period, with such measurement period commencing at the conclusion of the first calendar quarter of the Fund’s operations (i.e., June 30, 2022). As a result, the only reset of the Loss Recovery Account occurred on June 30, 2023. The Fund’s net losses maintained on its Loss Recovery Account will not be reset after July 1, 2023.

* * *

The first three paragraphs in the section entitled “Investment Advisory and Management Agreement—Incentive Fee Examples” are deleted in their entirety and replaced with the following and the subsections “Example 2: Loss Recovery Account with a Reset Mechanism” and “Example 3: Loss Recovery Account with a Reset Mechanism: Incentive Fee with Investor Net Loss” are deleted in their entirety:

A high-water mark is a common mechanism used to determine whether a fund’s investment adviser is eligible for performance-based fee compensation. For the Fund, this metric is tracked using the Loss Recovery Account. As the Incentive Fee is charged to the Fund, the calculation of the Loss Recovery Account may result in different Shareholder-level fee experiences for the same gross return depending on the date on which a Shareholder purchases and redeems their Shares and the Loss Recovery Account balances at those times.

The following is an example for a hypothetical fund of the calculation of an incentive fee with a Loss Recovery Account, with hypothetical investors purchasing shares and redeeming their shares at different times. For simplicity, it is assumed that these investors can redeem their positions in full without restrictions and that both subscriptions and redemptions occur at quarterly intervals. These examples are not a prediction of, and do not represent, the projected or actual performance of the Fund nor the Incentive Fees that the Fund (and, indirectly, Shareholders) may be subject to over time.

In this example, the hypothetical fund follows a high-water mark measured at the fund-level with a Loss Recovery Account. Investor A invests $100 at the inception of the fund and holds for one year before selling its entire position at the end of Quarter 4 for $80. During this time, the fund has declined in value by 20%. In this example, no incentive fees were collected due to the negative fund performance, and at the end of Year 1, the fund has a positive Loss Recovery Account balance.

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The following is added as the second sentence of the third paragraph in the section entitled “Investment Advisory and Management Agreement—Reimbursement Arrangements”:

An amended Investment Advisory and Management Agreement was approved by the Board (including a majority of the Independent Trustees) at a meeting held on September 26, 2023.

The last sentence in the fifth paragraph and the sixth paragraph of the section entitled “Investment Advisory and Management Agreement—Reimbursement Arrangements” are deleted in their entirety and replaced with the following:

The Expense Limitation Agreement has a term ending on November 1, 2024, and the Adviser may extend the term for a period of one year on an annual basis, subject to the approval of the Board, including a majority of the Independent Trustees.

A discussion regarding the basis for the approval by the Board of the initial Investment Advisory and Management Agreement is available in the Fund’s shareholder report for the period ending September 30, 2022. A discussion regarding the basis for the approval by the Board of the amended Investment Advisory and Management Agreement will be available in the Fund’s shareholder report for the period ended September 30, 2023.

Please retain this Supplement with your Prospectus.

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